K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 13, 2015

VIA EDGAR
Chief, Office of Information Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds
American Beacon Sound Point Floating Rate Income Fund Request for Filing Date Adjustment

Dear Sir or Madam:
American Beacon Funds (CIK Number: 0000809593) (the “Trust”) filed a registration statement on Form N-14 (Accession Number: 0000898432-15-001252) (the “Registration Statement”) at 5:45 p.m. on October 9, 2015.  The submission contained a Notice of Special Meeting of Shareholders of the Sound Point Floating Rate Income Fund (the “Acquired Fund”), a series of Trust for Advised Portfolios, a Combined Proxy Statement and Prospectus, a Statement of Additional Information, and a form of proxy card (together, the “Proxy Materials”) relating to the special meeting of shareholders of the Acquired Fund (the “Meeting”).  The Meeting is being held to request shareholder approval of the reorganization of the Acquired Fund into American Beacon Sound Point Floating Rate Income Fund, a new series of the Trust (the “Reorganization”).
The Registration Statement, which was assigned a filing date of October 13, 2015, was intended to be filed on October 9, 2015.  We attempted to file the Registration Statement at 5:29 p.m. on October 9, 2015.  However, due to an unexpected error caused by an illegal graphic in a required exhibit provided by a third party after 5:00 p.m. on the filing date, the filing was suspended.  We were able to locate and fix the error and file the Registration Statement at 5:45 p.m. on October 9, 2015.  However, since the Registration Statement was filed after 5:30 p.m., it was assigned a filing date of October 13, 2015.
The Trust will be harmed if the filing date is not adjusted.  Assuming an assigned filing date of October 13, 2015, the Registration Statement will become effective on November 12, 2015, absent an acceleration request.  An effective date of November 12, 2015 would not provide sufficient time to address staff comments on the Proxy Materials and finalize, print and distribute the Proxy Materials to intermediaries so that they may be mailed on or about November 13, 2015.  Proxy Materials must be mailed on or about November 13, 2015 in order for the Acquired Fund to have sufficient time to solicit proxies ahead of its Meeting scheduled on December 7, 2015.  The timeframe is condensed because the Trust’s transfer agent has informed the Trust that the closing of the Reorganization must occur on or before December 11, 2015, if it is to occur this year.
Therefore, we are requesting a filing date adjustment under section 13(b) of Regulation S-T to assign the Registration Statement a filing date of October 9, 2015, the intended date of the filing.
If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber